July 6, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. St., N.E.

Washington, D.C. 20549-3561

Re:	Rex Energy Corporation
Form S-1/A No. 2
Filed July 6, 2007
File No. 333-142430

Attention: Ms. Donna Levy, Attorney

On behalf of Rex Energy Corporation (the “Company”), we are responding to your comment letter dated June 28, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1/A, filed June 11, 2007 (as amended, the “Registration Statement”). To facilitate your review, we have included in this letter your original comments followed by our responses, which have been numbered to correspond with the Comment Letter. The Company is filing today, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), together with this response letter. We have also sent to your attention today, via messenger, copies of Amendment No. 2, as well as marked copies of the foregoing which indicate changes made to the Registration Statement. Page references in our responses refer to pages in the marked copy of Amendment No. 2.

General

1.	As noted previously, you will expedite the review process if you address each portion of every numbered comment, provide complete responses and, where disclosure has changed, indicate precisely where you made responsive changes. You also will expedite the process by sending complete packages to each individual staff member copied on this letter.

2.	Please provide a synopsis in the forepart of your filing indicating the scope of financial information that is being presented in the document, covering the registrant, combined entities, individual founding companies, and property interests acquired; while also identifying entities participating in the reorganization but for which financial statements are not presented, along with the reasons. You may include reference within the synopsis to your discussion of the reorganization transaction, having an explanation of what you are doing with the various entities for which financial statements are presented.

Response:

The summary of the Registration Statement has been revised to include a discussion of the scope of financial information presented in the financial statements and notes thereto and an explanation concerning why individual financial statements are not presented for each of Rex Energy Limited Partnership, Rex Energy I, LLC and PennTex Energy, Inc. Please see page 10 of Amendment No. 2.

Prospectus Summary, page 1

3.	We remind you of prior comment 6.

Response:

The Company has previously provided under separate cover third-party support relating to these assertions.

The Reorganization Transactions, page 11

4.	We see the disclosure added in response to prior comment 1, indicating that minority interests in the nine entities to be merged into Rex Energy I, LLC range from 53.5% to 100%. As these seem to represent majority interests, we presume the characterization is based on control rather than economic interests. If this is the case, please add disclosure explaining your approach and describing the mechanism by which Mr. Shaner controls each of these entities, while clarifying the manner of calculating the percentages. Please include similar disclosure along with the information added in response to prior comment 55, concerning the various ownership interests shown on page F-46.

On a related point, concerning the net loss reported in the Combined Statements of Operations on page F-43, tell us why the 2005 net loss before minority interest of $2.6 million is increased to a net loss of $4.9 million after allocating to the minority interest. Also explain why the 2004 net loss before minority interest of $1.7 million is turned to income of $370 thousand after allocating to the minority interest.

Response:

To address the first paragraph of the Staff’s comment above, the Registration Statement has been revised to include an explanation of the approach used to determine minority interests and a table showing the interests owned by Mr. Shaner, as well as the corresponding minority interests being acquired for each Founding Company. Please see pages 11 and 109 of Amendment No. 2.

In response to the second paragraph of the Staff’s comment above, the 2005 net loss before minority interest of $2.6 million is increased to a net loss of $4.9 million after allocating to the minority interests due to differences in income from each of the Founding Companies and differing levels of minority interest ownership for each Founding Company. During this period, income generated from minority interests was derived from certain Founding Companies with positive earnings, and income generated from Founding Companies in which Mr. Shaner had a larger ownership position incurred losses. By subtracting out the income allocated to minority interests, which in this case was positive, the resulting loss after minority interests is increased.

Similarly, the 2004 net loss before minority interest of $1.7 million is turned into income of $370,000 after allocating to minority interest due to the fact that certain of the Founding

Companies, in which the minority interest ownership was greater than others, incurred greater losses than those Founding Companies in which Mr. Shaner owned a larger percentage of the interests. By subtracting out these losses allocated to minority interests, the resulting net income after minority interests is increased by $2,061,623, resulting in income of $370,000.

5.	On the organization chart, you show “Stockholders” as owning Rex Energy Corporation. Please revise the table to indicate separately the percentage that will be owned by the public and the percentages that will be owned by each 10% shareholder or shareholder group, identifying by name the 10% shareholders.

Response:

The organizational chart in the Registration Statement has been revised to show the interests owned by the Shaner Group, which include Mr. Shaner, Shaner Family Partners Limited Partnership, RexGuard, LLC, Shaner & Hulburt Capital Partners Limited Partnership and The Lance T. Shaner Irrevocable Grandchildren’s Trust II, all of which are under the direct or indirect control of Mr. Shaner. The Shaner Group will own 31.5% of the stock immediately prior to the offering, and all other stockholders will own 68.5% of the stock. Other than the Shaner Group, there are no other owners that beneficially own 10% or more of the stock. Please see pages 13, 83 and 111 of Amendment No. 2.

Risk Factors, page 18

6.	Revise the section generally to eliminate text that mitigates the risk you present, including clauses that begin “while” or “although” and references to actions taken in accordance with “customary industry practices.” Also, rather than stating that you “cannot assure” or that there “can be no assurance” regarding a particular outcome, revise to state the risk plainly and directly. See prior comments 1 and 9.

Response:

The Registration Statement has been revised to remove what the Company believes is mitigating language from the risk factors and to state each risk plainly and directly. Please see pages 19 through 31 of Amendment No. 2.

Pro Forma Combined Financial Data, page 39

7.	We see that you have modified your disclosure in response to prior comment 14, and updated your presentation to include unaudited financial statements and related pro forma financial statements for the period ended March 31, 2007. However, you state that the pro forma adjustments for the three months ended March 31, 2007, have been prepared as if certain transactions had taken place on March 31, 2006, in the case of the pro forma balance sheet. Please revise as necessary to comply with Article 11-02(b)(6) of Regulation S-X, which requires that pro forma adjustments related to the pro forma condensed balance sheet be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required. Additionally, please remove your disclosure stating that pro forma financial statements as of December 31, 2006 are presented, since these are not included.

Response:

The Registration Statement has been revised to correct the reference in the description of the pro forma financial statements from March 31, 2006 to March 31, 2007, and to remove the reference to the December 31, 2006 balance sheet. Please see pages 40 of Amendment No. 2.

8.	We note the additional disclosures you made, concerning various pro forma adjustments, in response to prior comment 15. It continues to be unclear how you determined the amount of adjustment (b), regarding the estimated increase to the book value of PP&E attributable to the minority interests being acquired; and how a market capitalization approach, coupled with the percentages you mention, would meet the criteria of being factually supportable, as would be necessary to comply with Rule 11-02(b)(6) of Regulation S-X. Accordingly, please further revise your disclosure to explain how this pro forma adjustment was determined, with details sufficient to understand the methodology and to enable recalculation of the amount.

Response:

The Registration Statement has been revised to clarify how the Company estimated the increase in PP&E and Other Assets based on the application of purchase accounting to minority interests being acquired in the Reorganization Transactions; this increase has been calculated based on the market value of shares to be owned by the minority interest equity owners, which total 10,845,024 shares, assuming a $12.00 per share offering price less the book value of minority interests of $25.4 million. Please see page 46 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Growth in our Proved Reserve Base, page 49

9.	We have read the revised disclosure you made, regarding your reserve replacement metrics, in response to prior comment 21. The 2005 increase due to purchases of reserves that you disclose as being 4.4 MMBOE, does not agree with the corresponding amount disclosed in the financial statement notes on page F-79, which is 2.4 MMBOE. Please revise your disclosure to eliminate this inconsistency, or to indicate why there is a difference.

Response:

The disclosures in the table on page F-89 of Amendment No. 2 (page F-79 of Amendment No. 1 to the Registration Statement) and the table on page F-90 of Amendment No. 2 have been revised to reclassify approximately 2.0 MMBOE in proven reserves from Proved Reserves—Beginning of Period to Purchases of Reserves in Place. Amendment No. 2 correctly reflects two acquisitions completed during 2005 that were effective as of January 1, 2005.

Results of Operations, page 53

10.	The amounts presented for Total Expenses, in your tabular presentation of operating results on page 55, do not agree with the corresponding total expense amounts derived from the related financial statements for each of the periods presented. Please verify the accuracy of the expense amounts, including their respective signage and summation in the table, and eliminate any inconsistencies with the corresponding unaudited and audited amounts presented in the financial statements elsewhere in your filing.

Also, please include in your tabular presentation line items for the net of the total operating revenues and total expenses, as well as any adjustments necessary to arrive at net income or loss, as presented in the corresponding financial statements. This should be coupled with a brief narrative describing the period-to-period change in such net income amounts, similar to that provided for the other line items in the table, but preceding the other narrative, to provide context.

Response:

The tabular presentation of operating results in the Registration Statement has been revised to include net income before minority interest, minority interest share of income and net income after minority interest as line items. Each period comparison has been revised to include a brief narrative describing the period-to-period change in such net income amounts. In addition, the Company has verified the accuracy of the information presented in the table. Please see pages 56 through 59 of Amendment No. 2.

Management, page 90

Compensation Discussion and Analysis, page 93

Compensation Program Objectives, page 95

11.	You state that your goal is to “ensure that the total compensation of our executives falls within the minimum and maximum compensation levels of our peer group.” Presumably this could be a large range in any given year, so clarify how you would set the salary within the range. For example, clarify whether this is entirely within the discretion of the compensation committee or if there are other factors, variables or criteria it would use.

Response:

The Registration Statement has been revised to clarify that the Company expects that the total compensation of each of its executive officers will be set by the Compensation Committee within the minimum and maximum compensation levels of the Company’s peer group based upon certain enumerated factors and any other factors and criteria that may be developed by the committee in the future. Please see page 97 of Amendment No. 2.

Annual Incentive Bonuses, page 98

12.	You state that other than the performance goals “associated with Mr. Shawver’s eligibility to receive a monthly performance bonus,” there were no specific performance goals for the 2006 incentive awards. You also state on page 103 that Mr. Shawver’s performance goals have never been met. However, Mr. Shawver received a $65,000 bonus in 2006. Clearly discuss the basis for the $65,000 bonus, stating explicitly whether it was pursuant to the monthly performance bonus provision.

Response:

The Registration Statement has been revised to clarify that the bonus paid to Mr. Shawver in 2006 consisted of (i) an incentive award of $15,000 and (ii) a finder’s fee bonus in the amount of $50,000 paid as a result of two successful acquisition opportunities sourced by Mr. Shawver for the benefit of the company. Please see page 99 of the Registration Statement.

13.	For any incentive bonus awards in 2006, make clear how the amount of each award was determined.

Response:

The Registration Statement has been revised to clarify that the amount of each award was determined by Lance T. Shaner and Benjamin W. Hulburt, the stockholders of Rex Energy Operating Corp., based solely upon their assessment of the individual performance of each executive officer. Please see page 99 of the Registration Statement.

14.	You indicate that beginning in 2007, you will “set our overall corporate performance goals and our actual performance results….” If known, identify the nature of the goals, clarifying what aspects of corporate performance are involved.

Response:

The Registration Statement has been revised to clarify that the Company expects its compensation committee to set the target levels and performance goals for each named executive officer shortly after the completion of the offering. Please see page 100 of the Registration Statement. The Company is not yet able to disclose the nature of its overall corporate performance goals or the aspects of corporate performance that will be involved.

15.	Also if known, revise your disclosure to clarify on an individual basis the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this on a supplemental basis, using the standard used to request confidential treatment. See Release 33-8732A, Section II.B.2, including footnote 94. If you have not yet determined the target levels, advise us when you plan to do so.

Response:

The Registration Statement has been revised to clarify that the Company expects its compensation committee to set the target levels and performance goals for each named executive officer shortly after the completion of the offering. Please see page 100 of the Registration Statement. The Company is not yet able to disclose on an individual basis the target levels and performance goals set for each named executive officer.

The Reorganization Transactions, page 108

16.	Explain to us in greater detail the facts that lead you to believe that Section 4(2) and Rule 506 provide the exemptions in each case. For example, tell us how many individual equity holders were asked to give their consent in each case. See prior comment 42.

Response:

The Company believes that Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder, provide the exemptions for the offerings and issuances of securities in the mergers and share exchanges. Rule 506(b)(1) requires that the offering comply with Rules 501 and 502. In connection with its offer to exchange shares of the Company’s common stock for the investors’ equity interests in the Founding Companies, the Company provided information complying with Rule 502(b) to each of the 156 investors. The Company has not engaged in any form of general solicitation or advertising prohibited by Rule 502(c). In addition, the Company has taken the actions set forth in Rule 502(d) to exercise reasonable care to assure that purchasers of the Company’s common stock are not underwriters within the meaning of Section 2(a)(11) of the Act.

Rule 506(b)(2) requires that the offering be made to no more than 35 purchasers. Rule 501(e), however, excludes accredited investors for the purposes of calculating the number of purchasers under Rule 506(b). The Company included an accredited investor questionnaire together with the consent documents it sent to each investor. Based on the responses it received to such questionnaires, the Company believes that each investor from whom consent was sought and to which the Company offered its shares of common stock is an accredited investor.

Please note that the Company has revised the language in Item 15 of the Registration Statement.

Related Party Transactions, Conflicts of Interest and Certain Relationships, page 117

17.	We note your response to our prior comment 45 and reissue it in part. Please file as an exhibit all of the related party contracts discussed in this section or explain to us in each case why you believe that you do not need to file them. In addition to the contracts you filed as Exhibits 10.7, 10.8 and 10.9, file the lease agreement with Shaner Brothers LLC, the promissory note from Shaner Brothers, a summary of the certain administrative services agreement with Shaner Solutions, a summary of the oral agreement with Charlie Brown Air Corp. and the working capital loan payable to Mr. Shaner.

Response:

The Company has filed the lease agreement with Shaner Brothers LLC, the promissory note from Shaner Brothers, a summary of the administrative services agreement with Shaner Solutions, a summary of the oral agreement with Charlie Brown Air Corp., a summary of the oral working capital loan agreement payable to Mr. Shaner, the limited liability company agreement of L&B Air LLC, the limited partnership agreement of Charlie Brown II Limited Partnership, the promissory note payable to Mr. Shaner and the aircraft joint ownership and management agreement between Charlie Brown Air Corp. and Charlie Brown II Limited Partnership as Exhibits 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17 and 10.18, respectively, to the Registration Statement.

18.	We note your response to our prior comment 47. While you describe your policies for reviewing existing related party transactions, you do not discuss whether you have any policies related to approving new related party transactions. Disclose clearly whether you have any such policies and, if so, describe them in necessary detail.

Response:

The Registration Statement has been revised to clarify that, although the Company does not currently have a policy regarding the approval of any new related party transactions, it expects that its board of directors will adopt such a policy shortly after the completion of the offering. Please see page 122 of Amendment No. 2.

Financial Statements, page F-1

General

19.	As indicated in our phone conference on June 22, 2007, since you will be completing the reorganization transactions several days after the registration statement is effective, it will be necessary to include audited financial statements for Rex Energy Corporation, the entity that is registering the securities to be sold.

Response:

The Registration Statement has been revised to include audited financial statements for Rex Energy Corporation. Please see pages F-5 through F-10 of Amendment No. 2.

Founding Companies of Rex Energy Corporation, page F-40

20.	We note that although you have updated the combined financial statements in response to prior comment 53, you have not updated the financial statements for the individual founding companies. As indicated in our April 17, 2007 pre-filing correspondence, we had understood that you would include individual financial statements for each of the founding companies, covering the three years ended December 31, 2006 on an audited basis, also covering any required interim periods on an unaudited basis. Please tell us whether you are in the process of updating the financial statements of the founding companies. Otherwise, explain the basis for an alternate course or preference.

Response:

The Company believes the information provided in the combining tables of its combined interim financial statements provides all relevant interim financial information for each of the Founding Companies individually. To avoid the filing of voluminous individual Founding Company unaudited interim financial statements, which the Company believes would be redundant and of minimal or no value to investors, the Company included, in its S-1 (filed April 27, 2007) and Amendment No. 1 to S-1 (filed June 11, 2007), combining financial tables in its combined interim financial statements that presented the statement of operations and balance sheets for each of the Founding Companies individually. In Amendment No. 2, the Company has further revised its combined interim financial statements to add a combining statement of cash flows that presents the individual statements of cash flow for each of the Founding Companies.

Note 1 – Summary of Significant Accounting Policies, page F-46

Oil and Natural Gas Property, Depreciation and Depletion, page F-52

21.	We have read your response to prior comment 58, and the revised disclosure added to your accounting policy for oil and natural gas property, depreciation and depletion on page F-53. However, it is unclear whether your revisions reflect an adjustment to your prior policy or merely a clarification of the policy you have followed all along. If you have implemented new procedures to coincide with the revisions to your policy disclosure, please submit an analysis showing how the amortization expense you recorded each period would need to change to properly reflect material revisions in reserves and the related assumptions based on new information arising during the period, which had not been considered in advance of your scheduled reserve updates. Otherwise, please confirm that you have applied the stated policy consistently for all periods presented.

Response:

The Company confirms that it has applied consistently, for all periods presented, its stated policy regarding the method by which it calculates oil and natural gas property Depreciation and Depletion.

Please direct any comments or questions regarding the Company’s responses to the Staff’s comments or Amendment No. 2 to Charles L. Strauss at this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P. Fulbright & Jaworski L.L.P.